Exhibit 99.1

ASX Announcement	31 January 2017

ASX Code: SEA

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388 Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office
Australian Securities Exchange

Sundance Energy Australia Limited Provides 2017 Capital Expenditure Budget and 2016 Full Year & Q4 Production; Announces Borrowing Base is Reaffirmed at $67 Million

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, estimates its 2017 capital expenditures will range between $80 and $88 million. Furthermore, the Company’s daily production rate for the full year of 2016 and fourth quarter was approximately 6,400 and 7,900 barrels of oil equivalent per day (BOED) respectively.

2016 Full Year & Q4 Capital Expenditures

During 2016, the Company had total capital expenditures of $84 million, of which it spent $43 million on drilling and completions, $14 million on facilities and field infrastructure projects, $23 million on acquisitions and $4 million on leasing. Of this total $19 million was expended in the fourth quarter. These expenditures were funded with internally generated cash flow, proceeds from the equity offering in mid-2016 and the $7 million received from assets divested in the fourth quarter.

2016 Completed Wells

Well	County	GPI (feet)	Prop Mass / Lat Ft [lb/ft]	Peak Rate, boed	IP90, boed
Tocquigny H 5TA	Dimmit	6,555	2,051	534	270
Tocquigny H 6TA	Dimmit	8,358	2,071	477	286
Tocquigny H 9HF	Dimmit	9,665	2,161	560	450
Tyler Ranch EFS 3H	McMullen	5,933	2,403	790	473
Tyler Ranch EFS 4H	McMullen	5,875	2,442	955	550
Peeler Ranch EFS 10H	Atascosa	6,172	2,078	670	450

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2016 Re-fracked Wells

Well	Vintage	Pre-Frac 30day ,bod	Post-Frac 30day ,bod	Incremental EUR, MBO (Est.)
Tyler Ranch EFS 1H	2010	24	118	153
Tyler Ranch EFS 2H	2011	48	51	15
Hoskins EFS 1H	2011	42	150	55
Hoskins EFS 3H	2013	19	117	123
Teal Ranch EFS 2H	2013	20	56	75

CEO Commentary

Eric McCrady, CEO of Sundance, commented “The production rate in the fourth quarter was impacted by delays in bringing completed and re-fracked wells into production and deferral of the drilling and completion of one well in McMullen County due to the length of time it took to renegotiate the terms on a farm out agreement. Unplanned downtime related to surface and down hole equipment issues in the field also led to lower production in the quarter. We are focused on optimizing field performance and anticipate the issues being resolved in the second quarter of 2017. We believe we will improve our operational efficiencies in 2017 through changes in equipment and vendors. In general, we are pleased with the early stage production profiles from the wells in our 2016 capital program. We believe we can grow production in 2017 to a range of 7,700 to 8,500 BOED, and exit the fourth quarter of 2017 between 9,000 and 10,000 BOED.”

Mr. McCrady also commented,  “During the fourth quarter of 2016 our  lender,  Morgan Stanley, re-affirmed our borrowing base at $67 million. Further, we are continuing with the sale process for our assets in the Anadarko Basin, which we hope to have completed during the first half of 2017. The proceeds from this sale, combined with our estimated 2017 EBITDA of $80-$85 million and the cash on our balance sheet at the end of 2016, should provide enough liquidity to support our 2017 drilling and completion budget, with the possibility of a modest outspend to the forecast.”

2017 Capital Expenditure Plan

Grace Ford, COO of Sundance, added “Our 2017 capital expenditures are focused on our assets in McMullen, Live Oak and Atascosa Counties where we intend to deploy two drilling rigs during the first quarter. We plan on drilling and completing 13 or 14 gross wells in the area, with a vast majority of the wells coming into production during the second half of 2017. Three of these wells will be testing a second target in the Lower Eagle Ford and, if successful, will add significantly to our location inventory in McMullen, Live Oak and Atascosa Counties. In addition we will also drill and complete 2 wells in Dimmitt County where we continue to see improving year-over-year results increasing our per foot recoveries. As always we will continue to refine our drilling and completion designs to drive higher returns. We are continuing to monitor the performance of the five wells we re-fracked during 2016 which have demonstrated an average uplift of 54% from their base production profiles. We have identified additional candidates in our existing proved developed producing well inventory for this type of stimulation, but we want to gather more data and production results from these first five wells for several more months before moving forward with further re-frack activities.”

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About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

Jon Kruljac, VP of Capital Markets and Investor Relations

Tel: +1 (303) 520-7479

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Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	31 December 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(12 months)
		$US’000	$US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	24,779	65,055

1.2	Payments for
	(a) exploration & evaluation	(1,666)	(3,296)
	(b) development	(19,776)	(62,384)
	(c) production	(3,149)	(24,213)
	(d) staff costs	(749)	(3,665)
	(e) administration and corporate costs	(2,331)	(6,904)

1.3	Dividends received (see note 3)
1.4	Interest received
1.5	Interest and other costs of finance paid (1)	(519)	(12,898)
1.6	Income taxes paid
1.7	Research and development refunds
1.8	Other (2)	1,843	13,702
1.9	Net cash from / (used in) operating activities	(1,568)	(34,603)

(1)           Due to the timing of interest payments, there was no interest paid on the Term Loan in the current quarter. However, year-to-date includes four quarterly Term Loan interest payments.

(2)           Current quarter other cash flow from operating activities is primarily related to proceeds from a litigation settlement and settled derivative contracts. Year-to-date also includes proceeds from insurance settlement.

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(12 months)
		$US’000	$US’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(7,567)	(21,839)
	(b) tenements (see item 10)
	(c) investments
	(d) other non-current assets	(267)	(294)

2.2	Proceeds from the disposal of:
	(a) property, plant and equipment
	(b) tenements (see item 10)	7,100	7,100
	(c) investments	NIL	75
	(d) other non-current assets	42	42

2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	(692)	(14,916)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	NIL	64,230
3.2	Proceeds from issue of convertible notes
3.3	Proceeds from exercise of share options
3.4	Transaction costs related to issues of shares, convertible notes or options
3.5	Proceeds from borrowings
3.6	Repayment of borrowings (3)	(250)	(250)
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material)
3.10	Net cash from / (used in) financing activities	(250)	63,980

(3) The Company repaid a $0.3 million of borrowings in order to secure a letter of credit benefitting a third party contractor. As at 31 December 2016, there was no availability under the Company’s credit facility.

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	19,978	3,468
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,568)	(34,603)

+ See chapter 19 for defined terms

Consolidated statement of cash flows

			Year to date
		Current quarter	(12 months)
		$US’000	$US’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(692)	(14,916)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(250)	63,980
4.5	Effect of movement in exchange rates on cash held	(5)	(466)
4.6	Cash and cash equivalents at end of period	17,463	17,463

		Current quarter	Previous quarter
		$US’000	$US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	17,463	19,978
5.2	Call deposits
5.3	Bank overdrafts Other
5.4	(provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	17,463	19,978

Current quarter $US'000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	186
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1  includes cash payments for salaries and fees paid to directors during the quarter.

+ See chapter 19 for defined terms

Current quarter $US'000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	192,000	191,750
8.2	Credit standby arrangements (2)		250
8.3	Other (please specify)
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)                                 Morgan Stanley credit facility comprised of a $67 million revolving facility ($67 million drawn, including the letter of credit referenced in (2) below) and $125 million term loan ($125 million drawn). The interest rate on the credit facility ranged from 3.5%-8.0% for the quarter. The loans are secured by the Company’s oil and gas properties.

(2)                                 The Company has a $0.3 million letter of credit in place for the benefit of a third-party contractor. The letter of credit reduces the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	NIL
9.2	Development	31,300
9.3	Production	5,800
9.4	Staff costs	2,200
9.5	Administration and corporate costs	1,500
9.6	Other (provide details if material)	NIL
9.7	Total estimated cash outflows	40,800

+ See chapter 19 for defined terms

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Anadarko Basin Eagle Ford	Expiration of leases in non-core areas Purchase and leasing activity offset by the sale of 2,709 undeveloped acres outside core area	19,449 40,861	18,508 42,776

Compliance statement

1                               This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                               This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 31 January 2017
Managing Director and Chief Executive Officer

Print name:                                 Eric McCrady

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                           If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                           Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms